Exhibit 12.1
Bed Bath & Beyond Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months Ended May 31, 2014	Fiscal Year Ended
		March 1, 2014	March 2, 2013	February 25, 2012	February 26, 2011	February 27, 2010
Earnings:
Earnings Before Provision for Income Taxes	$298,607	$1,613,447	$1,634,059	$1,569,488	$1,292,978	$985,255
Fixed Charges	48,707	193,949	182,890	151,108	145,926	139,689
Adjusted Earnings	$347,314	1,807,396	1,816,949	1,720,596	1,438,904	1,124,944
Fixed Charges:
Interest Expense	$2,289	9,215	5,977	562	—	—
Portion of Rent Expense Representative of Interest	46,418	184,734	176,913	150,546	145,926	139,689
Total Fixed Charges	$48,707	$193,949	$182,890	$151,108	$145,926	$139,689
Ratio of Earnings to Fixed Charges	7.13x	9.32x	9.93x	11.39x	9.86x	8.05x